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SEC 1815
(11-2002)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of **May, 2005**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*

Date: **May 16, 2005**   **President & CEO**

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS, INC.

C.U.S.I.P. 780919 106   **TSX VENTURE: RSM**
S.E.C. FILED: FORM 20F
LISTED: S&P AND MOODY'S

AMENDED FINAL CLOSING OF PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, MAY 16, 2005: ROYAL STANDARD MINERALS INC., (TSX-V-RSM) Royal Standard Minerals Inc. (the "Corporation") corrects the press release issued earlier today. The Corporation is pleased to announce that it has completed its previously announced private placement, closing on a total of 12,131,000 units of the Corporation ("Units") at $0.35 per Unit, raising gross proceeds of $4,245,850.

Each Unit consisted of one common share of the Corporation (a "Common Share") and one-half of one Common Share purchase warrant (a "Warrant"). Each Warrant is exercisable at $0.50 into one Common Share of the Corporation for two years.

The final closing of 1,831,000 Units was not brokered and took place on May 5, 2005 raising gross proceeds of $640,850.

All securities issued in connection with the final closing are subject to resale restriction preventing such securities from being resold prior to September 5, 2005.

The proceeds of the private placement will be used to complete construction of the Company's Gold Wedge project surface and underground facilities in Nye County, Nevada.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this press release.

For More Information
Please call Roland Larsen @ 804-580-8107 or FAX @ 804-580-4132
Visit our website at http://www.royal-standard.com

Royal Standard shares are traded on the TSX Venture Exchange, symbol: RSM